FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
CONFERENCE CALL
MONDAY JUNE 28, 2004 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

VANCOUVER, CANADA – June 25, 2004 -- LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only independent, fully integrated premium beverage company, today announced that it will release first quarter earnings, before North American markets open, on the morning of June 28, 2004.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Monday, June 28th, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1- 416-620-5690

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code # 21200149.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, and Cool Canadian® Water.

Disclaimer: The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public news releases, newsletters and other statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcement.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com